August 7, 2019

Anthony J. Iarocci, Jr.
Chief Executive Officer
DCA Asset Management, Inc.
8217 East Spanish Boot Road
Carefree, Arizona 85377

       Re: DCA Asset Management, Inc.
           Amendment No. 4 to Registration Statement on Form 10-12G Filed June 11, 2019
           File No. 000-54966

Dear Mr. Iarocci:

       We issued comments on the above-captioned filing on June 19, 2019. On July 17,
2019 we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or Larry Spirgel,
Assistant Director, at (202) 551-3810 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Telecommunications
cc:    Elaine Dowling, Esq.